

CCU
COMPAÑIA CERVECERIAS UNIDAS S.A.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
ANNOUNCES INTERIM DIVIDEND

(Santiago, Chile, December 9, 2002) – On January 10, 2003, Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) will pay an interim dividend totaling Ch$7,007,063,184 corresponding to its 318,502,872 shares on record as of December 9, 2002. This interim dividend amounts to Ch$22.00 per share (Ch$110.00 per ADR). All shareholders on record as of January 4, 2003 will have legal rights to dividend payments.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the third-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine exporter and the largest Chilean mineral water producer. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.